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                                          Filed Pursuant to SEC Rule 425
                                          Filing Person:  UtiliCorp United Inc.
                                          Subject Company:  Aquila, Inc.
                                          Target's File Number 1-16315


The following is the transcript of a conference call that UtiliCorp United Inc. conducted with analysts on November 7, 2001 regarding UtiliCorp's earnings in the third quarter of 2001. There were discussions about UtiliCorp's exchange offer for the 20 percent of Aquila, Inc. that UtiliCorp does not already own.

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                              UTILICORP UNITED INC.

                                NOVEMBER 7, 2001
                                  2:00 P.M. CT

Operator:  Good day, and welcome to this UtiliCorp United conference call.
           Today's call is being recorded. At this time, for opening remarks and introductions, I would like to turn the call over the Vice President of Investor Relations, Ms. Ellen Fairchild. Please go ahead.

Ellen Fairchild: Thank you for joining us this afternoon for our call and for your patience with us moving the time of our call to ensure that the market had time to receive and digest a number of announcements we made this morning after the UtiliCorp board meeting. For those listening via the telephone, you may also want to log on to our Web site to view the graphics that will accompany management remarks.

           UtiliCorp's board of directors had their normal quarterly board meeting this morning and took a number of actions that we have issued press releases on and that we will be discussing on the call this afternoon. You should have the following releases -- our third quarter earnings release that went out before market today, our quarterly dividend announcement, UtiliCorp's plan to issue an exchange offer for the 20 percent of Aquila it does not already own, and a management announcement that Rick Green will become chairman of the combined company and Bob Green will be CEO and president. If you've not received one of these releases, they are available on our Web site at UtiliCorp.com. We have also posted this morning an investor guide on our Web site that has income statements by business segment, cash flow and balance sheet back to 1998,

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           general operating statistics and an EBIT reconciliation to prior periods back to 1998. We hope this will help you in your analysis and understanding of UtiliCorp.

           Joining us on the call today is Bob Green, President and Chief Operating Officer, Dan Streek, Chief Financial Officer, Jerry Myers, Vice President and Controller, and Neala Clark, Director of Investor Relations. And now for the Safe Harbor.

           The statements made with respect to UtiliCorp's earnings and outlook for the future do contain some forward-looking information. Naturally, all forward-looking statements involve risks and uncertainty and actual results or events could be materially different. Although UtiliCorp believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ include unusual weather conditions, economic and financial market conditions, including changes in exchange rates, interest rates and commodity prices, the success of our growth strategy, competition in the markets in which our businesses operate, and changes in applicable laws, regulations or rules governing energy, environmental, tax or accounting matters.

           Out of these, some certainties and assumptions, the forward-looking events discussed might not occur. Please review the company's latest annual report on Form 10-K, quarterly report on Form 10-Q, and any current reports on Form 8-K and recent press releases for other important factors that could cause results to differ materially from those discussed today.

           And with that, I will turn the call over to Bob Green.

Bob Green: Thank you, Ellen. Good afternoon, and welcome to our third quarter conference call. We have some very important news to share with you today, and we'd like to cover several things in today's call. First, I'd like to focus on our announcement today regarding the shift in UtiliCorp's

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           strategy. Second, I'd like to discuss with you some of the operating items driving our business. And finally, Dan Streek will spend some time on the financial aspects of the third quarter.

           Today, we announced our intent to exchange UCU shares for the 20 percent of Aquila shares we do not own. Aquila shareholders will have the opportunity to exchange each of their shares for UtiliCorp shares over the next several weeks, ultimately resulting in a recombination of UtiliCorp and Aquila. We evaluated several alternatives today and our board approved the exchange. There were several factors driving this decision. Among them were the recent significant changes in the merchant energy sector and the general economy and the impact of these changes on the capital markets. In addition, Aquila's price earnings multiple has fallen dramatically despite earnings estimates that have increased almost 80 percent. Also significant is a new strategic direction we see for UtiliCorp as a whole, which was formulated in part from our experience operating Aquila on a stand-alone basis during 2001. The merchant strategy behind Aquila's rapid growth has been a key driver behind UtiliCorp's achievement of aggressive earnings targets.

           Aquila needs a larger balance sheet and stable cash flow to support its growth ambitions, especially considering the dramatic changes we have seen in the marketplace over the past 12 months. Aquila has very clear and strong growth opportunities relative to other UtiliCorp businesses. This new combined, reconfigured, newly branded entity is positioned to optimized operational, financial and strategic opportunities. We decided that the UtiliCorp shareholders would be better served by embracing that strategy as core to UtiliCorp rather than spinning off the business in today's current environment. To symbolize that change in thinking, we intend to change our name to Aquila after the exchange offer is completed. We'll be happy to address any questions you might have in our Q&A session.

           Now, I'd like to turn to the quarterly results. We delivered another solid quarter in the third quarter. This was driven by our Aquila and international businesses. The results for the quarter

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           leave us on track to achieve 15 percent growth, as promised. In fact, our current estimates of $2.90 to $2.95 per share will put us at about 32 to 34 percent over our 2000 results.

           In October, I'm sure you saw that we announced a $2.1 billion purchase with a financial partner of the Midlands Electric Properties in the United Kingdom. Midlands is the fourth largest electric company in the U.K., with 2.3 million customers. In addition, we acquired just over 1,800 megawatts of generation. Recent approval of the first energy GPU merger will assist in a timely closing of this transaction. We expect this transaction to be strongly accretive in 2002. It also provides a platform to expand our operations in the U.K. and Europe, much like we have done in other countries.

           We will invest approximately $181 million in cash along with our financial partner investing a similar amount. Obligations at the Midlands level are non-recourse to UtiliCorp, and that amounts to about $1.7 billion.

           As you can see, our track record over the last five years speaks for itself. We continue to provide above average performances in sales, EBIT and earnings growth over the years, as promised. In addition, our return on equity for the trailing 12 months is a very strong 15.6 percent. Your investment in UCU stock has held up quite well in light of recent events. In a five-year period ending October 2001, total return to shareholders has been 97 percent, among the leaders in our industry.

           Now, let's turn to the business segments. This slide provides a high-level organization chart of our business segment, and I'd like to talk briefly about each of the major segments. First, let's focus on Aquila. With regard to commodity services, it was a challenging quarter with less volatility and lower pricing. Compared to Q3 2000, we actually saw a 50 percent EBIT decline in commodity trading. That is due primarily to the fact that we were able to capitalize on extraordinary volatility that occurred in the third quarter of last year. Primarily mild weather and a

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           topping off of gas storage drove average decline in volatility in the third quarter this year. Embedded in the commodity services EBIT is a loss of slightly more than $10 million associated with the erroneous AGA storage report. We were short gas at the time and closed out our positions that day in compliance with our stop-loss provisions of our risk management policy. The overall P&L swing that resulted from this event was 20 to $25 million. Gas volumes in the third quarter increased 11 percent from 12.1 bcf per day to 13.4 bcf per day. Power volumes increased 98 percent, from 44 million megawatt hours to 87 million megawatt hours. On a BTU equivalent basis, volume growth increased 35 percent, from 18 trillion BTUs per day to 24.4 trillion BTUs per day. It's also important to note the margin per mm BTU was almost exactly the same, in fact, fractionally higher than Q3 of last year, 3.2 cents per mm BTU equivalent.

           Now, turning to client services, the earnings growth in the client business was up 60 percent, reflecting the movement in our clients toward minimizing their commodity price exposures. Client service deals were up 48 percent year over year, with 484 transactions versus 156 transactions last year. This was driven by a number of factors, including a 49 percent increase in product sales for gas, 114 percent increase in product sales for power, 23 percent increase in product sales for weather, and a 320 percent increase in product sales for guaranteed generation and other alternative risk management products. We see tremendous demand in the marketplace today for net power and gas cost hedges. While most of the transactions were in North America, we are seeing significant growth in the international book. We have now closed transactions in Japan, Finland, Germany, the U.K. and France. Eighteen percent of our weather transactions are outside the U.S.

           In terms of structured finance, we closed five new transactions, totaling $122 million in the third quarter. This is a 42 percent increase compared to Q3 of 2000. Primarily as a result of declining interest rates, we have had $117.5 million of loans repaid early during the first nine months of this year. The total size of the book today is $300 million versus $289 million this time last year. The overall return on the book is a very strong 14.4 percent.

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           Moving to capacity services, the GPUI transaction acquired late last year continues to exceed our expectations. To give you some perspective on earnings visibility going forward, 92 percent of our operating capacity was hedged going into the third quarter. In other words, the execution of our strategy was not dependent upon a warm summer actually occurring. Instead, we locked in most of the spark spreads late last year when summer '01 expectations about the summer of '01 were very different. By the end of the third quarter, we had lifted some of those hedges so that 65 percent of our operating capacity is hedged, as far out as 2008 50 percent of our capacity is hedged, and as far out as 2014 40 percent of our generation capacity is hedged.

           With respect to our midstream assets, we remain about 50 percent hedged this year at a price of 42 cents. The current market price is in the 30 to 32 cent range. The key objective of the midstream business is to diversify EBIT contribution beyond gathering and processing. For example, last year almost 100 percent of midstream EBIT came from gathering and processing. This year it will be about 80 percent. The objective next year is to get that down to less than 60 percent. The balance of EBITDA contribution will come from storage and from transport.

           In our KD storage facility, we are completing an enhancement that will increase the annual turns from two to almost six times the injection rate from 200,000 to 600,000 and the withdrawal rate from 400,000 to 750,000 mm BTUs per day. The Lodi storage facility in California, which we acquired a few months ago, remains on schedule to come on line by the end of the year.

           Now, I'd like to turn to international networks. I mentioned the acquisition of Midlands and the fact that it will be strongly accretive in '02. At this point in time with the acquisition of Midlands, we've expanded our reach to four countries on three continents, covering over seven million network customers. Our international businesses continue to show strong growth prospects. The Alinta acquisition made last October in western Australia is exceeding our expectations. In

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           addition, we've transferred our operating model to Alberta, where we purchased a TransAlta distribution facilities, and that is exceeding our expectation.

           Turning to the U.S. networks, they delivered five percent EBIT growth year over year, on track with the three to five percent we've committed to. Given our mid-continent location in the rural and dispersed nature of our service territory, we've not experienced the significant downturn in financial results based upon economic conditions thus far in 2001. In addition, we officially joined the Midwest ISO in October. Just recently, the Midwest ISO and Southwest Power Pool announced that they've agreed to merge their RTO efforts, making the Midwest RTO much broader in scope, further solidifying our decision to join the Midwest ISO. The Midwest ISO is expected to be fully operational by mid-December 2001 and the merger with SPP complete in the first quarter of 2002. FERC, as you know, is actively promoting the formation of six large electric transmission organizations that will optimize the flow of electric power in the northeast, southeast, Midwest, west, California and Texas.

           Turning to the service segment, Quanta Services held their third quarter conference call on Tuesday of this week. Quanta reported third quarter earnings of 34 cents per share, in line with their guidance for the quarter. In addition, Quanta issued new guidance to the fourth quarter of between 14 and 18 cents per share. This was below prior guidance to the fourth quarter and will impact UCU EBIT by about $4 million. A standstill remains in place until Thursday morning, November 8th, so we cannot comment on our current discussions with Quanta regarding accounting consolidation. Quanta on their conference call indicated that they see a stabilizing of the telecom market some time in mid 2002. Telecom made up about 28 percent of their revenues in the third quarter. Quanta utility construction and the maintenance business continues to see strong growth and is expected to be their growth engine in the near term, growing at 20 percent plus.

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           We continue to build out two Kansas City suburbs, which continue to exceed our models and projections. Despite tightening in the capital market, we're seeing very strong customer demand for these services. Penetration rates on many of our nodes are in excess of 50 percent, in range between 15 and 30 percent in newly constructed neighborhoods in less than 90 days. Over 80 percent of these residential customers are signing up for all three services -- cable TV, telephony and high speed Internet. Average revenue per residential customer is over $105 per month. We're also getting an outstanding response from business customers. In one community, we have over 90 percent of the businesses past installed as customers. We plan to complete these locations and evaluate others for build-out, and we continue to pursue equity partners in this structure.

           With that, I'll turn it over to Dan to walk through the numbers in the third quarter.

Dan Streek: Thanks, Bob, and good afternoon, everyone. My comments today will focus on the third quarter results, but I'd also like to clarify our earnings estimates for 2001 and what we see for 2002 as well in light of the exchange offer.

           First, looking at the slide labeled "Multiple Growth Engines", turning to EPS, EPS when it's adjusted for the gain last year on the UeComm IPO, we achieved 15 percent earnings growth. This, of course, is our target. And I want to highlight that we achieved that during the third quarter. I also want to highlight the corporate line, which will not be part of a further slide. Last year, corporate was a negative $6.1 million. This year, it's $1 million positive. The main reason for that is just allocation. Our goal is to allocate corporate to be a net around zero. This particular quarter we did a little bit better job than what we did prior quarters. Also, there's lower accounts receivable fees this year than last year. Due to the strong financial performance of the company, we were able to repay the accounts receivable sales program we have on a corporate level.

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           Now, just turning specifically to Aquila, Aquila's EBIT 2001 for
           UtiliCorp will be $44.2 million. That's eight percent up from $40.8 million a year ago last -- a year ago quarter. The key driver there will be strong growth in client services, up 60 percent, as Bob mentioned, and also capacity services, up 86 percent. We've seen strong demand for our weather and actuarial products in our client services business as well as strong performance from our newly acquired GPUI assets that's positively affected our capacity services business.

           Our commodity services business that's nested within the wholesale services has some challenges during the third quarter, which Bob mentioned. One, we had the errant AGA report. We also had some price spikes associated with the terrorist act of September 11th that made the quarter a little bit more challenging than normal. But all in all, it was a very strong quarter for Aquila.

           Now just turning to international networks, EBIT for international networks for 2001 was $48.5 million compared to $74.9 million, the main difference is the UeComm gains that we transacted in the 2000 quarter, positively affecting the Australia results. Key factors that did enhance the 2001 results were in Canada, where our Alberta acquisition was into the full quarter this year where it was only in for one month last year. That's what caused 120 percent change in EBIT from Canada. Australia-Asia, although down 60 percent, was a gain from the UeComm is removed, Australia-Asia is actually up due to strong results from United Energy and our Alinta acquisition we made last year.

           Now, quickly turning to domestic networks, again, as Bob said, it's up five percent, right on plan from what we said for the whole year. The key difference there is the extra earnings from our St. Joseph Light & Power acquisition we made late in 2000. So, obviously that's a delta between 2001 and 2000. We also have underway our Missouri rate case. We still expect resolution of the rate case to be in the springtime of 2002, but it's an ongoing process as we stand here today.

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           And now services, down 130 percent 2000 to 2001. A couple factors causing that. One, the elimination of the management fee associated with Quanta we eliminated that in December of 2000. That causes about a $2.3 million negative variance. And then there's just the normal startup performance of our communication business here in Kansas City that's causing that decline, although the dilution right now is at its peak. We expect that to diminish as we move forward.

           Now, briefly a 2001 target growth. We do see full year EPS for UtiliCorp in the range of $2.95, consistent with our prior guidance. That far exceeds the 15 percent growth target we have for the company year on year. I want to highlight a couple different ways of looking at that. There's been some criticism of what that growth rate would be with or without the gain associated with the Aquila IPO. So, the next slide labeled, "2001 Anticipated Growth", I think, proves that UtiliCorp has grown, plus 15 percent on any basis of what you look at it.

           Just to navigate through that slide, if you look at the 2001 forecast at $2.95, if the gain was removed our EPS would be $2.44. But there were certain events similar to the Aquila IPO that was in the 2000 numbers, namely the UeComm game. So, our $2.21 of reported earnings will go down to $2.05. The $2.05 compared to the $2.44 in 2001 is in excess of 15 percent. So, either if you look at it as on a reported basis or with adjustments of those two events, clearly we're above 15 percent.

           And now, I'd like to re-clarify the $1.60 estimate we had been telling analysts that UtiliCorp would be without Aquila. And if you look at the EPS of UtiliCorp without Aquila year to date through 9-30, it was about 55 cents. Our estimate of the fourth quarter without Aquila would be close to about 18 cents. As Bob mentioned, we're very excited about our acquisition in Midlands, and that certainly is very accretive to our 2002 at 25 cents, the same message we've been telling on that particular investment.

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           Next, we have reduced already about 29 cents of expenses that would benefit -- 29 cents per share of expenses that would benefit 2002 that is not apparent in the 2001 numbers. Those largely relate to some overhead and some initial charges related to telecommunications associated with Quanta, the charge they made in the second quarter, which we disclosed during the second quarter call, as well as some initial difficulties with the consulting business in our communication segment that will either turn around or will be substantially different going forward.

           The next item is Quanta plus 12 cents. That relates to the shift when you go from equity accounting to full consolidation. In the current structure, under equity accounting for Quanta, Quanta's earnings are taxed twice as reflective in UtiliCorp, once that's Quanta level and once at the UtiliCorp level. Once that's consolidated, it will one be taxed once and it provides a significant savings to UtiliCorp. And that's what's reflective of that 12 cents. The 21 cents reflects growth -- the normal growth of the businesses that you would expect for one year to the next. When all those are added up, it equals $1.60. And I think that provides a little further clarification as to how we get to that $1.60 and why we're confident in being able to do that.

           Now, given that $1.60, I want to navigate you to what the new guidance would be, given the exchange offer currently in place. I'm referring to a slide called, "2002 Guidance". First box would be the $1.60, which is UCU on a stand-alone basis. Then I would add Aquila, which is $1.65, which is Aquila's guidance without change, $200 million of net income or roughly $2 a share, divided by the shares outstanding at UtiliCorp equals $1.65. Then, of course, the impact of the share exchange at the exchange ratio, as noted in the press release, adds up to $2.92. So, that would be our new guidance going forward, which, by the way, is about the same guidance we've always had when you add the two companies together in 2002. So, no real big change there.

           And with that, let me turn it back over to Bob Green with some ending comments.

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Bob Green: Thanks, Dan.

           We've had another strong quarter and, I think, executed on the strategy we've communicated with respect to the Aquila business and the UtiliCorp business. We've outlined the rationale behind recombining the businesses. Literally, the markets have turned upside down. And today, UtiliCorp's PE exceeds that of Aquila. And to execute the Aquila strategy going forward, we believe it is important to combine the balance sheets and the cash flow of the two organizations to execute on the opportunities we see in the marketplace. And we clearly believe that is in the best interest of both groups of shareholders.

           So, with that, we'll open it up for questions.

Operator:  Today's question-and-answer session will be conducted electronically.
           If you would like to ask a question, press the star key followed by the digit one on your touch-tone phone. We will proceed in the order that you signal and take as many questions as time will permit. Once again, to ask a question press star one. If you find that your question has been answered and you would like to remove yourself from the queue, press the pound key. We will pause for a moment to assemble our roster.

Q: Hi. Just wanted to get a sense of the time frame that you expect the Aquila offer -- exchange offer to proceed under.

Dan Streek: Tom, this is Dan Streek. We think this particular transaction can be concluded in early January. It's relatively a short time frame.

Q: OK, thanks.

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Q: I know that Aquila is all going to be part of UtiliCorp again. Does this change your viewpoint as far as whether you need to be asset light or asset heavy?

Bob Green: I think in the current environment we think it's important to have a larger balance sheet to execute the strategy. That's why we're recombining the two companies. And we will continue, as we have just over the last year and before that, to invest in assets that leverage our commodity services capability and liquidity across North America and allow us to develop risk management products to manage our client's risk. So, I think looking forward you can see us selectively adding assets and more stable cash flows to underpin our ability to deliver client solutions.

Q: Do you see asset prices going down with the changes in the wholesale markets?

Bob Green: I think we do. I think we see some opportunities arising going forward. And this move will put us in a better position to capitalize on those opportunities. As the multiples have fallen off, I think there'll be a number of companies that are putting assets and projects up for sale in order to fund their growth, since the capital markets, especially the equity markets, are virtually closed.

Q: All right. Thank you.

Operator: Our next question is from Ray Niles with Salomon Smith Barney.

Q: Good afternoon. Two questions. First is maybe -- pardon me if you've answered already. But how important is it going to be to acquire assets like Midlands for the new company with Aquila re-integrated? Is there going to be any shift perhaps more towards a merchant strategy overall with the company, or would you sort of continue to have this sort of dual approach as you seek to build out your business?

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           And then I have one other related question.

Bob Green: Ray, I think we'll be leading with the Aquila strategy. And as you look at '02, that's going to be 60 percent of the earnings in the combined operation. But we see opportunities in international networks that provide a beachhead and a position like Midlands to create tremendous value and enhanced returns, create a stable cash flow from which to build the business, but leading with the Aquila merchant strategy.

Q: And I guess the other thing is just in terms of the timing of buying back the Aquila stake, how recently was this decision made? And can you comment just on the sense of timing? Because I think there's no doubt that the whole group has come under significant pressure related to Enron. Was this a decision that was made quickly and recently? And do you think that -- what is your sense about access to the capital markets that Aquila remain on its own sort of three, four, five months in the future?

Bob Green: The decision evolved over the recent few weeks as we evaluated the opportunities in front of Aquila and the current conditions in the capital markets and effectively came to the conclusion if we're going to put Aquila in a position to execute on these opportunities it is essential that we recombine the businesses and the balance sheet to execute on the opportunities we think that we see in the marketplace that are precipitated by the decline in the capital markets and the fact that the equity markets are shut down and the debt markets are tightening. So, it really is driven by positioning Aquila to execute on the opportunities we see arising in the marketplace.

Q: OK. Great. Thank you very much.

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Q: Yes, Steve Fleishman. Could you be more specific on what approvals are needed from Aquila public holders on the tender offer?

Bob Green: We've made a tender offer in subject to getting 50.1 percent of the public shares tendered. We'll move forward with a short form merger, Steve.

Q: OK. How about if you don't get that?

Bob Green: That is a condition that we must get to move forward with a short-form merger.

Q: And just to clarify, that's 50 percent of the holders not including you?

Bob Green: Correct.

Q: OK. And what message are you going to send to those holders given that the pricing offer is below the IPO price and kind of at or below the multiple on UtiliCorp's stocks?

Bob Green: Right. I think the message to those shareholders is what I just described, that in order for us to execute Aquila's strategy and capitalize on the opportunities in the marketplace, it is critical to recombine the companies, their balance sheets and cash flows because the equity markets are closed, the debt markets are tight and that if they look at how their investment has performed since the IPO, with this premium they will have done better than any other investor in this space and that we have more than delivered on our commitment in that prospectus. In fact, we're a year ahead of schedule in terms of consensus '02 earnings. So, it's a prudent decision to move forward and continue to execute Aquila's strategy.

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Q: OK. With respect to the reasonings and the need for obviously the equity markets and some of these debt market shut out and that your opportunities were wide, have you seen in the market over the last few weeks a need to have more capital use for the existing book of business?

Dan Streek: Steve, this is Dan. No, we haven't. As you know, Aquila has been very successful during this year and has done very well and its financial condition is very strong. So, we haven't seen anything unusual in terms of additional capital required.

Q: Not in the last few weeks either?

Dan Streek: That's correct.

Q: OK. And to the degree -- is there a date on -- your January date, is that the date that the tender offer is due to make a decision, or is there a date when investors need to decide?

Dan Streek: The tender offer will get filed with the SEC. They will review it. It will go through that process. So, the January date at this point it's just an estimate, Steve, of how long it will take to navigate through that.

Q: OK, thank you.

Q: Hi, guys. I think I have to agree with you that buying back the shares in Aquila is a very good deal for the UtiliCorp shareholders. I'm not really sure why it's a good deal for the Aquila shareholders. And I was wondering -- I didn't look in the prospectus when we bought the shares in the IPO. Are these Delaware shares? Are we going to have recourse to appraised share -- appraised values? Because I think that when you did the IPO last spring you had a very good sense of what the market price of the company was. And I think that it is -- was at that time above where you're

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           currently making the offer to take out these shares. Can you -- are we going to have appraisal rights?

Bob Green: Yes. This is under Delaware law, so there will be appraisal rights. And I guess the rationale from an Aquila shareholder perspective here is that the multiples have flipped, have turned upside down, and Aquila needs the recombined balance sheet to execute on a number of opportunities we see in the marketplace. Access to the equity markets has been essentially shut down. The credit markets have tightened. And we can't sit on the sidelines and wait for them to come back as we look at opportunities over the next six to 12 months. We think it's very important for both shareholders to be in a position to execute on these opportunities.

Q: OK. Well, Aquila reported yesterday. And apparently their debt to cap is 29 percent, which is a very good balance sheet. And in addition to that, they mentioned that they had spoken with the rating agencies and the rating agencies did not think there would be any implications from the Enron problems on any of their ratings. So, anyway, I think we'll have to meet soon and find out what you're talking about as far as that Aquila doesn't have the appropriate access to capital to carry out its business as a separate entity.

Bob Green: It has nothing to do with current -- day to day operations. It has to do with strategic transactions.

Q: OK. Well, let's talk about it.

Bob Green: Absolutely.

Q: Hi. I had a couple of questions. One, Aquila talked about that their tax rate was going to go down to 37, 38 percent of the reinsurance for in Bermuda. So, what can we look for in the combined UtiliCorp tax rate going forward?

Dan Streek: About 39 percent.

Q: OK. And also, could you tell about Quanta? What's your end game with them? You own 50 percent of them now and also in your numbers you're looking for, I think you said, a 12 percent -- a 12-cent improvement because of the consolidation. But what about any sort of operational improvement or earnings improvement there?

Bob Green: We currently own 38.5 percent. And we see a bottoming out in the telecom market next year and we see the big opportunity with Quanta is as our TOs are more clearly formulated there's going to be a tremendous need for transmission work. And Quanta is uniquely positioned to capitalize on that transmission opportunity, as well as utilities increasingly outsourcing their network construction and maintenance. And that part of Quanta's business grew at 20 percent quarter on quarter in the third quarter.

Q: OK. I saw some filing on Bloomberg that said you were -- you just bought, I think it was, 1.8 million shares and were up to 50 percent now.

Bob Green: No, we're up to 38.5 percent.

Q: OK. Also, a QWEST announced this week that they've told 1,000 contractors that they don't want to do anymore work on their national network. Was Quanta one of the vendors? And do you know what that represents of their business?

Bob Green: I'm pretty sure it's not a top 10 customer. I couldn't tell you precisely how much business they have with QWEST.

Q: Two more questions. Midlands -- I guess with the -- do you still need equity next year with Midlands after you issue all the shares?

Bob Green: No. Midlands -- it'll be about $180 million of investment for us and won't require the issuance of any equity.

Q: OK. And can you just tell me about capital expenditures going forward?

Dan Streek: Yes. Aquila -- the Aquila piece of the new Aquila will be between $400 million and $500 million. That's not new to the same target as before. The domestic network will be somewhere around $110 million. International, from the perspective of UtiliCorp, really is acquisitions with the exception of Canada, which is probably around $60 million. And there would be some corporate, which is probably $10 million to $15 million.

Q: OK, thank you very much.

Dan Streek: OK.


Q: Hey, can you maybe approach the Aquila valuation one other way, which is sort of how you came up -- I think in the press release you said to 15 percent premium and I think you're indicating that versus the time that people have held it would be best performer in the group. But I'm guessing maybe there was a comp analysis or something else you can provide to say, "Hey, here's how we came up with the value."

Bob Green:  Absolutely.  I'll let Dan walk you through that.

Dan Streek: Right. Jay, we have a financial advisor on us and they have advised us in terms of valuation. And it's based on that analysis, and we've got a fairness opinion on that, that particular premium well positions ILA relative to its peers in terms of stock price performance. If there was a hold at $4.24 the first day ILA traded and sticks through to this transaction, they would do better than any energy merchant during that same period. So, that's how we kind of evaluated the exchange to come up with what we believe to be a fair exchange.

Q: OK. But there was no stated sort of ratio PE or enterprise value to
           EBITDA or something that you target saying, "Hey, this is how it makes sense."

Dan Streek: Well, we looked at a lot of comparable -- it's a fairly detailed financial analysis that underpins a fairness opinion. And there's a lot of different methods used and it's really a compilation of that study and empirical evidence that underpins that exchange ratio.

Q: OK. Fair enough. Maybe another related question. What would be, in your rough estimation, the administrative cost savings from buying in Aquila?

Dan Streek: There will be some because obviously both companies are public and there's certain costs that you wouldn't need to do in both places. I don't think it's necessarily material to the earnings guidance I provided for 2002. It's probably a few million dollars, but not tens of millions of dollars.

Q: Bob, strategically, would you move this to -- how dilutive would you be willing to sort of consider before this -- I mean, obviously there's a point where it's not a good deal and we'll just leave the 20 percent out there and end of story.

Bob Green: We think this is a very fair offer and would expect to be able to complete the short form merger.

Q: If we're just thinking conceptually about how you might approach, sort of considering where the "no more" level is in UtiliCorp share issuance?

Bob Green: The offer is that. I mean, we've thought long and hard and we want to do this quickly. We want it to come out with a price that was fair to Aquila shareholders. It gives them a return that exceeds anyone else in the space. It's a 15-percent premium over the close yesterday. So we think it's fair and, you know, we're going to -- we're going to hold firm on that offer.

Q: So as of right now, you'd say there would be no offer? I'm just remembering the old Aquila gas pipeline when you brought that in, the 20 percent out. You sort of, had a similar situation and you ended up, sort of, bumping the price, you know, to get in. I don't think it was exactly the same legal structure. But just -- are you saying it does not apply and hence, if this amount -- this is the offer or there is no offer?

Bob Green: Yes. This is the offer. I mean, we've looked long and hard at what would be an attractive offer and a fair offer and this is it.

Q: OK. Fair enough. Sorry to beat that horse. Two other things. You said strategic transactions when you talked about, sort of, why this would be good for Aquila shareholders. And I wondered if you couldn't flush that out a little bit.

Bob Green: Strategic transactions. Well, Aquila is developing and acquiring midstream assets, generation and gas storage principally with peaking capability. And so, it would be along those lines. And we see opportunities of the decline in the market. And many people are seeing the same opportunities. Their company is in a position, without access to the equity market and needing to sell assets to fund growth.

           And we think that's going to create some attractive opportunities for Aquila to underpin the business model with strategic assets that'll allow us, you know, to deliver innovative (rent) solutions to the client base.

Q: OK. Fair enough. And Dan, one quick question for you. The 21 cents, sort of, normal growth you used in aggregating to $1.60 '02 for UtiliCorp's stand-alone, ...

Dan Streek: Right.

Q: ... can I assume the benefit of the elimination of goodwill amortization is in that 21 cents or is that added on top?

Dan Streek: No. That's -- I held that off to the side. So that would be
           -- obviously starting 1/1/02, there's a change in accounting where goodwill will no longer be amortized. All of the guidance numbers that I provided for '02 would be not including the impact of that. So that would be -- that would actually enhance the earnings number. But what I've given you is just the operational aspects to make it easier to compare apples to apples ((inaudible)).

Q: Can you remind us what that is?

Dan  Streek: Yes. Approximately, the -- and this is a fairly complex standard. We're still working through some of the elements. But it will probably be somewhere in the neighborhood of 25 million or so with the additional income or what the amortization of goodwill is currently would be eliminated. And there's some various other aspects of that standard that we're still trying to work through. But that would be, kind of, where the number would be.

Q: And all of that's not tax deductible. So that would also be a net income impact?

Dan Streek: I think it still provide -- it still provide taxes on it. But goodwill, in many cases, is amortizable for the tax, as well, depending on the structure. But I don't -- I don't have for you the exact -- you know, just kind of, a rundown of what that is. But ...

Q: And that wouldn't change, I can't imagine, with the Aquila buy-ins and all that goodwill is at the UtiliCorp level.

Dan Streek: Right. Aquila -- the Aquila piece, their goodwill out of that is about -- the amortization is about, say, four million or so. But it's relatively small.

Q: Hey, that's great.  Thanks for the help.

Dan Streek:  OK.

Q: Hi. Just a couple of quick questions with respect to earlier comments made with respect to liquidity situation in the capital markets. The company has -- UtiliCorp has some financial needs next year of, I think, 322 million plus whatever new debt is going to be taken in by Aquila. I was just curious as to your thoughts on how you may refinance that, given the state of the capital markets and your earlier comments. And then, just with respect to where you would expect the company to be going forward in terms of its credit rating. And then I have a follow up.

Bob Green: Right. Obviously we're very, very keen to support and defend our credit rating. It's definitely in the forefront of how we structure transactions. And I believe we have a very good relationship with the credit agencies. And that's one of the reasons why we want to do this exchange is we want to allow Aquila the opportunity to take advantage of certain markets but also be able to issue equity to take advantage of those markets and probably, on a stand-alone basis, wouldn't have that opportunity. So in terms of debt at UtiliCorp that might be coming due, we will be able to refinance that without undue cost.

Q: Now, would you -- I think you're on watch by one of the rating agencies. I believe it's Fitch. Would you expect this announcement to be an affirmation? I think they were concerned about your original spin off, if I recall.

Dan Streek: We've talked to all the rating agencies prior to this. And we expect no action in terms of this particular transaction. I believe that Fitch is -- the notice is just evolving just because of the -- of the prior strategy with the spin. It was just holding their rating until clarification of that spin, not necessarily negative watch because of that spin.

Q: Thank you.


Q: Hello. You said at the beginning that you had evaluated several alternatives before choosing to make your tender offer and call off the spin. What were those alternatives? Can you talk about that a little?

Bob Green: Sure. I mean, we could -- we could spin Aquila, would be one alternative. We could hold without a spin and leave the public shares, the public stock outstanding. And we could enter into some sort of M&A transaction. And the board -- management evaluated all the alternatives and the board considered them. And we believe to execute the Aquila strategy, the best decision was to recombine the businesses and the balance sheet and use that cash flow to fund Aquila's growth effectively.

Q: And when you say you considered M&A transactions, were those in the abstract or was there a particular one that you were considering?

Bob Green: There wasn't a particular one. But we considered what potential transactions might entail.

Q: And are there tax implications of calling off this spin for you guys?

Bob Green: No there's not.

Q: Thank you.

Q: Sorry.  No further questions.

Q: Given the -- some -- in terms of some of the reasons for the transaction here, you indicated the larger balance sheet and the cash flow aspects and everything like that. That would imply that, you know, given capital markets, that Aquila, you know, either wouldn't be able to probably meet their growth outlook post 2002, given the current situation of markets, as you see them. Is that fair?

Bob Green: No, I don't think that's necessarily fair. I mean, we --
           clearly, we've been making the growth targets and exceeding them with the strong growth you've seen in the client services segment.

           But as we look forward, we see significant asset opportunities. And to position Aquila to execute on development projects and assets that we believe will become available in this environment, we felt like a recombination was the best means to execute on those opportunities.

Q: And I'm wondering if you can, kind of, give us your sense then of capital markets over the intermediate to longer term. Because there's basically a six-month period here and the capital markets did flip as you indicated. Is the implication then that, you know, for, you know, some of the integrator marketer trader-type companies that multiples in the levels that we currently see today are a longer term proposition basically and even if they achieve the (outgrowth) rates that they've promised and most have delivered to date?

Bob Green: No. I think the companies that execute on their strategy and deliver results will ultimately distinguish themselves, as is often the case. But what we felt was not prudent is to put Aquila on the sidelines waiting for the market to rebound in an environment where we see a lot of assets coming to market as a result of the declining environment. So to position Aquila to execute on those opportunities in a declining market, we felt it made sense to recombine the companies.

Q: Now, what -- now, what level of potential asset transactions are you seeing that would outstrip Aquila's ability to, on its own, effectively execute, given that their balance sheet was in very good condition? And that was one of the things that when you did the IPO, you intentionally gave them a very strong balance sheet such that they would have the opportunity to do that?

Bob Green: Right. Aquila does have a strong balance sheet with very little debt. The opportunities we see are several hundred million in terms of size each. And because the credit quality of Aquila is so important to us, we want to be able to finance those opportunities with the appropriate amount of equity and debt versus just relying on the debt markets and then being almost held hostage to the equity markets to rebalance. And this opportunity, this recombination really puts that opportunity on better footing. And that's what I think is key about this transaction.

Q: So the implication is that your study of the economics of these transactions shows that the investment community and the capital markets would not be able to effectively fund Aquila post-spin to do these transactions?

Bob Green: ((inaudible)) the valuation right now, on the equity markets, for Aquila is not particularly favorable to use equity to have a value-adding transaction from a dilution standpoint. So that's, kind of, what does it. It leads you to the -- on the debt side. But you can only do that, you know, once, maybe twice. And then, you absolutely are held prisoner to go to the equity markets. We don't like to do that.

           We value every transaction and we do it on a balanced structure. We think that's the most responsible way, both from a shareholder perspective and from a credit perspective. And this particular recombination allows us to be able to do that in, like I say, a more advantageous way.

Q: I mean, because if you take a look at your 2002 revised earnings outlook you've given, unless the UtiliCorp parent stock were to rebound, the multiple there is also somewhere around 10 times or so and -- in terms of the outlook there. So I'm just not following the significant capital cost advantage. I understood when the multiples were slightly divergent in favor of Aquila.

Bob Green: Right. Although, right now, the valuation of UtiliCorp is a bit better than Aquila. That market is a bit deeper than what it is at Aquila right now.

Q: And one last question. In terms of transactions in this space, in late September, Orion Power was sold for, you know, depending on what earnings you'd like to use, about 16-and-a-half to 17 times earnings. I'm wondering how you evaluated that transaction and considered your various options in order to maximize both Aquila value, as well as the value to UtiliCorp from the 80 percent it held prior to this action.

Bob Green: We certainly evaluate most, if not all the opportunities that come to market. But I don't think it's appropriate for us to specifically comment with regard to our view on that particular opportunity.

Q: I was thinking more in defense of the ability of UtiliCorp to realize a similar value for the strong franchise that Aquila has built over the many years.

Bob Green: I mean, clearly, we believe there's a strong franchise there.
           But with the current valuation, I think the board felt like this wasn't the best time to think about an M&A transactions to realize that value for Aquila. But certainly, that's something the board would consider on behalf of shareholders.

Q: Thank you very much.

Q: Yes. I was wondering if you could refresh my thinking in terms of what is the EBITDA of Aquila going to add back as these companies start to combine again?

Dan Streek: The EBIT for Aquila is about 364 or so million looking at
           2002. The depreciation is about 50 million or so. So, a little over 400.


Q: Great. Question. It sounds like you're using market hypothesis to justify the pricing on this, you know, certainly, the way it's been trading relative to the group. What is your legal obligation to respond when or if a future offer comes in for Aquila in the marketplace?

Bob Green: Our legal -- I don't think I'm equipped to specifically address that question completely. So I think I'll decline. But we'd certainly be happy to talk off line, you know, with you and our general counsel. I don't want to attempt to provide legal advice here.

Operator:  Due to time constraints, this will conclude the question-and-answer session. I will turn the call back over to Mr. Green for any additional or closing remarks.

Bob Green: That concludes our call. Thank you for joining us. We'll look forward to updating you on final year results in the next quarter and moving through this important transaction that we believe better positions the combined company to continue to execute on the opportunities we see in the marketplace and deliver the kind of industry-leading returns to shareholders that we've delivered over the past five years. Thank you.

Operator:  This does conclude today's presentation. We thank you for you participation. You may disconnect at this time.


                                      END

IN CONNECTION WITH THE PROPOSAL BY UTILICORP TO MAKE AN EXCHANGE OFFER TO THE PUBLIC SHAREHOLDERS OF AQUILA, UTILICORP UNITED INC. WILL FILE AN EXCHANGE OFFER PROSPECTUS AND RELATED MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE EXCHANGE OFFER PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY UTILICORP WITH THE COMMISSION AT THE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. FREE COPIES OF THE EXCHANGE OFFER PROSPECTUS, ONCE AVAILABLE, AS WELL AS UTILICORP'S RELATED FILINGS WITH THE COMMISSION, MAY ALSO BE OBTAINED FROM UTILICORP BY DIRECTING A REQUEST TO UTILICORP UNITED INC., INVESTOR RELATIONS, 20 WEST NINTH STREET, KANSAS CITY, MO 64105, 816-467-3501.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THE TERMS "INTENDS," "PLANS" AND SIMILAR TERMS IDENTIFY FORWARD-LOOKING INFORMATION. ALTHOUGH UTILICORP BELIEVES THAT ITS EXPECTATIONS ARE BASED ON REASONABLE ASSUMPTIONS, IT CAN GIVE NO ASSURANCE THAT ITS GOALS WILL BE ACHIEVED. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS INCLUDE THE SATISFACTION OF ALL CONDITIONS TO THE EXCHANGE OFFER THAT CANNOT BE WAIVED AND THE SATISFACTION OR WAIVER OF CONDITIONS TO THE EXCHANGE OFFER THAT MAY BE WAIVED. SOME OF THE CONDITIONS TO THE EXCHANGE OFFER WILL INCLUDE THE RECEIPT OF ALL REQUIRED REGULATORY APPROVALS, THE TENDER BY THE PUBLIC SHAREHOLDERS OF THE MAJORITY OF THEIR SHARES AND THE ABSENCE OF AN INJUNCTION OR LITIGATION CONCERNING THE EXCHANGE OFFER. IN LIGHT OF THESE UNCERTAINTIES, THERE CAN BE NO ASSURANCES THAT THE EXCHANGE OFFER WILL BE COMPLETED.